CACI International Inc

1100 North Glebe Road

Arlington, VA 22201

February 15, 2012

Mr. Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	CACI International Inc

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 29, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 07, 2011

File No. 001-31400

Dear Mr. Krikorian:

We have received your letter dated January 9, 2012 setting forth comments of the Staff relating to the Form 10-K and the Form 10-Q of CACI International Inc (“CACI” or the “Company”) referenced above. CACI’s responses to the Staff’s comments are set forth below.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s letter in bold and have provided CACI’s responses immediately following each numbered comment.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition & Results of Operations

Overview, page 32

1.	Notwithstanding your March 31, 2010 response to comment 1 of our comment letter dated February 26, 2010, our prior discussions, and the Overview in your quarterly report on Form 10-Q for the quarter ended September 30, 2011, you do not appear to have expanded your MD&A overview to include a detailed discussion of known trends, demands, commitments, events and uncertainties, as required by Item 303(a)(3)(ii) of Regulation S-K. For guidance, refer to Sections III.A and III.B.3 of SEC Release No. 33-8350. Please advise. Please also note that we are available to further discuss this issue.

Mr. Stephen Krikorian

February 15, 2012

Response

While we believe that the disclosures in the Form 10-K and Form 10-Q referenced above are complete and accurate, we agree that additional information would enhance our overall disclosures. Beginning with our Form 10-Q for the quarter ended December 31, 2011, we included the following language to address our evaluation of the current environment related to the government contracting industry:

We carefully follow federal contracting trends and activities and continually evolve our growth strategy to take these into consideration. Most recently, following the announcement of the DoD’s new strategy guidance and the President’s five-year defense budget request, we updated our analysis of our addressable market and believe it remains at roughly $230 to $250 billion. Our analysis was driven by the following:

•	The reduction of Overseas Contingency Operations funding and a slower overall baseline budget growth rate that is consistent with our original CACI addressable market analysis.

•

DoD’s stated strategy for more disciplined use of Defense dollars that identifies better use of information technology, better use of business systems and enterprise systems, and better inventory management as key actions to accomplish this objective. These are established CACI market areas in which we are executing today.

•

DoD’s stated strategy to protect new capabilities and investments that identifies counter-terrorism through Special Operations Forces and advanced intelligence, surveillance, and reconnaissance (ISR) systems, and cyber operations, as key areas where DoD will preserve and grow its investments for future capabilities. These are CACI market areas in which we are well established and in which we have been investing for growth over the last several years.

We will continue to analyze our addressable market and the potential impact on future business opportunities as further details of the new DoD strategy become known, the full President’s budget request for the government’s fiscal year 2013 is released, and the implementation of the 2011 Budget Control Act progresses.

We believe that the above disclosure combined with disclosures previously included in our Form 10-K and Form 10-Q comply with the reporting requirements and disclose all currently known trends, events and uncertainties as required by Item 303(a)(3)(ii) of Regulation S-K. We will continue to evaluate the industry in which we operate and will modify and provide the appropriate disclosures in the future if necessary to ensure our MD&A continues to reflect all items required by Item 303(a)(3)(ii) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed October 6, 2011)

Policies and Procedures for the Review and Approval of Transactions with Related Parties, page 38

2.

You state that you review all relationships and transactions in which you and your directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest, and that your legal staff is responsible for obtaining information through questionnaires and other appropriate procedures from the directors and executive officers with respect to related party transactions and then determining whether the company or a related

Mr. Stephen Krikorian

February 15, 2012

person has a direct or indirect material interest in the transaction. This appears to be narrower than the definition of related person contained in Item 404 of Regulation S-K, which also includes greater than 5% shareholders, nominees for director, immediate family members of greater than 5% shareholders and nominees for director, and persons (other than a tenant or employee) sharing the household of a director, executive officer, nominee for director, or greater than 5% beneficial owner. See Instruction 1 to Item 404(a) of Regulation S-K. Please tell us whether you have disclosed all transactions, since the beginning of your last fiscal year, or any currently proposed transaction, in which you were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. In addition, please confirm that you will include disclosure consistent with Item 404’s definition of related persons in future filings.

Response

With respect to Item 13 of our Form 10-K for the year ended June 30, 2011 (incorporated by reference from our definitive proxy statement on Schedule 14A filed October 6, 2011), we hereby confirm that we have disclosed all transactions, since the beginning of our last fiscal year (that is, since July 1, 2010), including any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. We also confirm that in future filings we will include disclosure consistent with the definition of related persons contained in Item 404 of Regulation S-K.

Consolidated Financial Statements

Condensed Consolidated Statements of Operations, page 54

3.	We note your response to prior comment 8 of our letter dated February 26, 2010. We further note your continued use of the line-item description “net income before noncontrolling interest in earnings of joint venture” in the consolidated statements of operations. Please clarify how your presentation complies with ASC 810-10-55-4(J). In this regard, your line-item description indicates that the amount is “before” the noncontrolling interest, but the amount appears to include the non-controlling interest. In addition, ensure that you make corresponding changes to your statements of cash flows. Please revise your disclosures accordingly.

Response

As stated in our letter dated March 30, 2010, we continue to believe that changing the line currently described as “net income before noncontrolling interest in earnings of joint venture” to “net income” would be confusing to the users of our financial statements and the participants in our earnings calls. Our long-standing past practice has been to use the term “net income” to refer to net income attributable to CACI during discussions with analysts and investors.

However, we also realize that the use of “net income before noncontrolling interest in earnings of joint venture” could be viewed as unclear as the users of our financial statements may be unable

Mr. Stephen Krikorian

February 15, 2012

to tell if the line includes the share of net income attributable to the noncontrolling interest or not. Beginning with our Form 10-Q for the quarter ended December 31, 2011, to clarify that the line includes the share of net income attributable to the noncontrolling interest and is before the noncontrolling interest’s share of net income is eliminated, we have revised this line to read “net income including portion attributable to noncontrolling interest in earnings of joint venture”. We believe this caption provides clear information to the users of our financial statements. We also updated our statement of cash flows and other disclosures accordingly.

Consolidated Balance Sheets, page 55

4.	Please tell us how your presentation of non-controlling interests in the consolidated balance sheets complies with ASC 810-10-45-16 and 810-10-55-4(I). In this regard, the non-controlling interest should be reported within equity, separately from the company’s equity. Please revise your disclosures accordingly.

Response

We acknowledge that our presentation of non-controlling interests in the consolidated balance sheets did not strictly comply with ASC 810-10-45-16 and 810-10-55-4(I) in prior periods since it was reported on a separate line but not separately from the Company’s equity. We concluded our prior presentation was acceptable as non-controlling interests are not material to our consolidated balance sheets. In order to enhance our disclosures, and beginning with our Form 10-Q for the quarter ended December 31, 2011, we have changed our presentation so that it complies with the above guidance as shown below:

Shareholders’ equity:
Preferred stock $0.10 par value, 10,000 shares authorized, no shares issued
Common stock $0.10 par value, 80,000 shares authorized, 40,490 and 40,273 shares issued, respectively
Additional paid-in capital
Retained earnings
Accumulated other comprehensive loss
Treasury stock, at cost (14,023 and 10,077 shares, respectively)
Total CACI shareholders’ equity
Noncontrolling interest in joint venture
Total shareholder’s equity

Form 10-Q for the Quarterly Period Ended September 30, 2011

Consolidated Financial Statements

Note 8. Earnings Per Share, page 14

5.

Explain how you are accounting for the settlement feature or the forward contract contained in your accelerated share repurchase agreement. In this regard, we note that you will either receive or be required to remit an amount in either cash or common stock based on the daily volume weighted average price per share, less a discount, of

Mr. Stephen Krikorian

February 15, 2012

your common stock. Your response should address how you considered the guidance in ASC 815-10 and 40. That is, tell us how you evaluated the discount when evaluating whether the feature is indexed to your common stock. In addition, consider disclosing how this feature impacts your EPS.

Response

We determined that the forward contract contained in our accelerated share repurchase agreement (“ASR”) is considered indexed to the Company’s own stock and have therefore accounted for the agreement as a part of equity.

In making this determination, we first evaluated the guidance in ASC 480 and the characteristics that require contracts to be classified as liabilities. As the characteristics were not met, we next considered the guidance in ASC 815-10 to determine if the contract should be considered a derivative instrument. The forward contract meets the criteria for being considered a derivative under ASC 815-10, as it has an underlying, a notional amount, there is no initial net investment, and the instrument is net settleable as the shares underlying the contract are publicly traded and readily convertible into cash. However, ASC 815-10-15-74 offers a scope exception where a company should not consider a contract to be a derivative instrument, if the contract issued or held by a company is both (a) indexed to its own stock and (b) classified in stockholders’ equity in its statement of financial position. To make this determination, we examined the guidance contained in ASC 815-40.

ASC 815-40 states, “An entity shall evaluate whether an equity-linked financial instrument is considered indexed to its own stock using the following two-step approach:

Step 1 - Evaluate the instrument’s contingent exercise provisions, if any.

Step 2 - Evaluate the instrument’s settlement provisions.”

When evaluating the instrument’s exercise provisions, ASC 815-40 states: “an exercise contingency shall not preclude an instrument from being considered indexed to an entity’s own stock provided that it is not based on either of the following:

a. An observable market, other than the market for the issuer’s stock (if applicable)

b. An observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer; earnings before interest, taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer).”

The forward contract settles on the maturity date, which is based on the passage of time. In addition, the settlement of the ASR may be accelerated upon certain events. Each of these events is either based on the market for the Company’s stock or the occurrence or non-occurrence of events related to the Company, the latter of which is not an observable market or index. Therefore, these provisions do not violate Step 1.

Mr. Stephen Krikorian

February 15, 2012

With respect to Step 2 regarding settlement, ASC 815-40 provides that a contract that is settled by the entity receiving or delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or another financial asset is an equity instrument indexed to an entity’s own stock since its settlement amount will equal the difference between the fair value of the fixed amounts. An instrument’s strike price or number of shares used to calculate the settlement amount is not fixed if the terms provide for any potential adjustment, regardless of the probability of such adjustment or whether such adjustment is in the entity’s control. If the strike price and/or the number of shares used to calculate the settlement amount are not fixed, the instrument would not be considered indexed to an entity’s own stock unless the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on the issuer’s equity shares. The fair value inputs of a fixed-for-fixed forward or option on the issuer’s equity shares may include the entity’s stock price and additional variables, including the strike price of the instrument, term of the instrument, expected dividends or other dilutive activities, stock borrow cost, interest rates, stock price volatility, the entity’s credit spread, and the ability to maintain a standard hedge position in the underlying shares.

Under the expected settlement scenario, the number of shares issuable is not fixed; however, the ultimate amount of shares to be received by the Company will be below the maximum shares defined in the agreement. The calculation of the number of shares is based on the Company’s volume weighted average price during the averaging period (for determining the Number of Shares to be Delivered, as defined in the agreement governing the ASR) less a discount of 12 cents. As stock price is an input to the fair value of a “fixed-for-fixed” forward, this settlement provision would not violate the provisions in ASC 815. In addition, the discount is a fixed amount per share.

In addition, there are other adjustments that can be made to the settlement amount based on certain share adjustment events. In each scenario, the counterparty, acting as the calculation agent, is required to make appropriate adjustments in good faith and in a commercially reasonable manner to account for the economic impact of such adjustment events. We believe that the mechanics and substance of these adjustments are to preserve the fair value of the transaction before and after these events, or to terminate the transaction at its then fair value. Upon these events, adjustments are made to update the parameters used in originally pricing the forward contract to reflect current market conditions. We believe that these adjustments are based solely on the Company’s stock because they are specific to the issuer of equity and they are inherent in pricing an equity derivative and were used in pricing this particular contract at inception of the transaction. We also confirmed that these adjustments are consistent with those found in ASC 815-40-15 and ASC 815-40-55.

ASC 815-40-25 provides other conditions that are necessary for equity classification applicable to our ASR agreement described above. We considered ASC 815-40-25-7 through ASC 815-40-25-16, which list conditions that must be met for a contract to be classified as equity. We reviewed these conditions and determined that we satisfied these conditions and the agreement can be classified as equity.

Mr. Stephen Krikorian

February 15, 2012

The number of shares which may be issuable under this agreement were not significant for disclosure purposes for our Form 10-Q for the Quarterly Periods Ended September 30, 2011 and December 31, 2011. In future periods, to provide more information to the users of the financial statements, if material, we will disclose the potential effect on our diluted EPS for this agreement as if we settled the agreement as of the end of the reporting period.

6.	Tell us your consideration of disclosing the potential common shares that were not included in EPS because they were anti-dilutive. See ASC 260-10-50-1(c).

Response

The potential common shares which were not included in EPS because they were anti-dilutive consist of shares issuable under the Company’s senior subordinated notes issued May 16, 2007 (“the Notes”) and shares issuable in connection with the Company’s 2006 Stock Incentive Plan. Disclosure for the shares issuable under the Notes was made in Note 5, Long Term Debt, in our Form 10-Q for the Quarterly Period Ended September 30, 2011. The potential common shares which were not included in EPS because they were anti-dilutive related to the 2006 Stock Incentive Plan were disclosed in our Form 10-K for the fiscal year ended June 30, 2011. Since the number of shares did not change materially and was less than one million, we did not believe this to be a material amount for disclosure purposes and therefore did not include this information in Note 8, Earnings Per Share, of our 10-Q for the Quarterly Period Ended September 30, 2011.

While we believe our previous disclosures provided adequate information to the users of the financial statements, we agree that additional information may be useful. Beginning with our Form 10-Q for the quarter ended December 31, 2011, we included both the discussion of the shares issuable under the Notes and the number of anti-dilutive shares related to the 2006 Stock Incentive Plan in our Earnings Per Share footnote.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian

February 15, 2012

If you have any questions, or need any additional information, please contact Tom Mutryn, CACI’s Executive Vice President and Chief Financial Officer, at 703-841-4488.

Sincerely,

/s/ Paul M. Cofoni

Paul M. Cofoni
Chief Executive Officer

Copy to:	Barbara Jacobs, Securities and Exchange Commission
Evan Jacobson, Securities and Exchange Commission
Morgan Youngwood, Securities and Exchange Commission
Thomas A. Mutryn, CACI Executive Vice President and Chief Financial Officer
Arnold Morse, CACI Senior Vice President and Chief Legal Officer